
February 9, 2021

Kenneth Booth
Chief Financial Officer
Credit Acceptance Corp
25505 W. Twelve Mile Road
Southfield, Michigan 48034

> **Re: Credit Acceptance Corp**
> **Form 8-K filed October 29, 2020**
> **File No. 000-20202**

Dear Mr. Booth:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance